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Wefunder Revenue Share Calculator – Inputs and Outputs

Please enter inputs in the orange cells

Company name	Make
Tentative loan disbursal date	Jul 01, 2024

Total target loan amount	$800,000
Multiple for investors	1.4x
% of revenue	0.04%

2024 revenue	$4,313,664
2025 revenue	$57,537,547
2026 revenue	$8,094,760

Projected annual growth rate	$0

Years to repay	5.00
"Interest" per year	13.00%

Quarterly view

Quarter	Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
Q3, 2024	2024	$1,078,916	$48,551	$48,551	$1,301,449
Q4, 2024	2024	$1,078,916	$48,561	$97,102	$1,252,898
Q1, 2025	2025	$1,384,337	$62,295	$159,398	$1,190,602
Q2, 2025	2025	$1,384,337	$62,295	$221,693	$1,128,307
Q3, 2025	2025	$1,384,337	$62,295	$283,988	$1,066,012
Q4, 2025	2025	$1,384,337	$62,295	$346,283	$1,003,717
Q1, 2026	2026	$1,516,152	$68,229	$414,512	$935,488
Q2, 2026	2026	$1,516,152	$68,229	$519,198	$730,802
Q3, 2026	2026	$1,516,152	$73,660	$540,178	$730,802
Q4, 2026	2026	$1,516,152	$73,660	$613,838	$616,162
Q1, 2027	2027	$1,636,888	$73,660	$686,822	$589,822
Q2, 2027	2027	$1,636,888	$73,660	$686,822	$516,162
Q3, 2027	2027	$1,636,888	$73,660	$760,516	$442,024
Q4, 2027	2027	$1,636,888	$73,660	$834,176	$436,335
Q1, 2028	2028	$1,767,192	$79,524	$913,700	$356,639
Q2, 2028	2028	$1,767,192	$79,524	$1,072,885	$277,115
Q3, 2028	2028	$1,767,192	$79,524	$1,152,409	$197,591
Q4, 2028	2028	$1,767,192	$79,524	$1,231,932	$118,068
Q1, 2029	2029	$1,907,889	$85,854	$1,317,786	$32,214
Q2, 2029	2029	$1,907,889	$32,214	$1,350,000	$0